EXHIBIT 23.6

Sunday, March 04, 2012

TO:

Mr. Yair Averbuch, CFO

Caesarstone Sdot-Yam Ltd

Dear Mr. Averbuch

Subject: Consent letter

We hereby consent to the references in the registration statement on Form F-1 of Caesarstone Sdot-Yam Ltd. (file no. 333-179556) and any amendments thereto to (i) our firm’s name, and (ii) our reports relating to the valuations in “Management’s discussion and analysis of financial condition and results of operations—Components of statements of income—Equity in losses of affiliate, net” and “Management’s discussion and analysis of financial condition and results of operations—Application of critical accounting policies and estimates—Share-based compensation.”

Very truly yours,

Ram Levy (CPA), partner

/s/ Ram Levy

Variance Economic Consulting Ltd.

Variance Economic Consulting Ltd. Oz Building, 14a Abba Hilel Silver Street Ramat Gan 52506, Israel	Tel: +972 3 612 1551 Fax: 972 3 612 1552 info@variance.co.il	www-variance.co.il